Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

Direct Line: 020 7659 6039
Direct Fax: 020 7659 6001
Email: sandra.walters@brambles.com

Brambles

21 October 2003

03032928

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
OCT 2 8 2003
WASH. D.C. 188 SECTION

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

SUPPL

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Sandra Walters

Sandra Walters
Assistant Company Secretary

Enc:

10/29

FILE NO 82-5205

Brambles Industries plc Annual General Meeting
21 October 2003

DON ARGUS - Chairman's address. Part I

Good morning, ladies and gentlemen.

To begin, I'd like to offer my apology together with an apology on behalf of Graham Kraehe and Allan McDonald for being unable to attend this morning's meeting in person.

Fortunately, today's communication and technology allows us to participate in this meeting.

If there is a technical problem, Sir David Lees will continue my address but I trust that we won't experience any difficulties.

As Sir David mentioned, Sir John Parker retires from the Board at the end of this meeting. Sir John has an intimate knowledge of Brambles and his insightful contributions around the Board table will be missed. All of us wish him well for the future.

As you would no doubt be aware, Sir CK Chow has chosen to resign as Chief Executive Officer and as a Director. He resigned to take up a new position in Hong Kong. While this was unexpected, it had been a long term goal of CK's to return to Hong Kong and we wish him every success there.

When one considers the complexity of our business, the restructuring programmes that are well underway and the need for strong financial discipline, and to ensure continuity in the important work going on, the Board unanimously agreed that David Turner was the right person to take over from CK.

David is a top quality international executive. He knows the industries we compete in and he has an in-depth knowledge of Brambles' global businesses.

David will be talking to you in a few minutes about how he sees Brambles and his priorities.

But first, let me move on to today's agenda.

I will start off by giving you an overview of Brambles' performance, the issues we are dealing with and how we see the year ahead.

David Turner will then report in some detail on each of our businesses and in particular our progress in turning around CHEP USA and Europe.

Then we will move on to the formal part of the meeting.

As you can see from the notice of meeting, we have 19 resolutions to consider, including three special resolutions, so I intend to spend a little time taking you through the more complex resolutions.

When we move to vote, you will have the opportunity to ask questions or make comments on any of the resolutions or any other matter related to Brambles' business.

At the end of the meeting, the Directors and executives in London would like you to join them for a cup of tea or coffee in the foyer.

OVERVIEW OF BRAMBLES' PERFORMANCE

Let me move on to Brambles' performance.

At the start, let me make it very clear that all of us on the Board and all of the management team know that Brambles' performance and returns are simply not good enough.

We are all absolutely focused on making Brambles generate the returns that will restore long term value for all shareholders.

When I spoke to you this time last year, I laid out the strategy we had put in place to turn around CHEP in the USA and CHEP in Europe. I said we were embarking on a 30 month plan to restore value to shareholders, and that we would have to face up to some very difficult issues during that 30 month period.

The key components of that programme are:

- getting the right people in the right jobs,
- cutting capital expenditure on pallets through better controls over pallet usage,
- ensuring that pallet usage is more effectively tracked and measured,
- ensuring we are pricing correctly across the supply chain in our chosen market segments, by making sure pallet users pay a price that reflects the value of the service we provide,
- making sure we remain competitive by reducing the costs to serve our customers, and
- investing in profitable growth initiatives as opposed to growth for growth's sake.

Before I talk about our progress on the turnaround, let me make some comments on the group overall.

Nearly all of our businesses compete in growth industries. They each provide essential and important services to companies around the world. They are all well placed to take advantage of the growing pressure on companies by governments, investors and communities to be sustainable.

The barriers to entry for competitors are high, and it is not easy to duplicate what we do.

Our major businesses have been created through years of capital investment, innovation and experience.

FILE NO 82-5205

But from time to time, because of the diverse nature of our operations, the geographic spread, and the rapid change in every industry today, it is only prudent to review the economic proposition behind our businesses.

This is what we have done at CHEP. While it is not finally complete, at its conclusion, this project will allow us to better prioritise our investments in market segments and countries that will generate superior growth in profit and cashflow over the medium to long term.

That said, Brambles is already a profitable company.

Despite our issues in CHEP and a very volatile economic environment, our continuing businesses increased revenue by 6 per cent to £2.9 billion and recorded earnings before interest, tax, exceptional items and amortisation of goodwill of nearly £359 million.

Every one of our core operations showed solid revenue growth and remained profitable throughout the financial year.

Looking at the 2003 results compared to 2002, the principal reason for the drop in profits in CHEP was the lower profit in CHEP Europe. We detailed the issues in Europe a year ago.

To give you a clearer insight into the recovery program, let's look at how the new Brambles came together.

As you can see from this slide, before the formation of the dual listed companies structure, revenue in the "old Brambles" effectively came from three sources:

- 23% of the revenue came from the businesses which were going to be sold – because they were not core activities or did not provide adequate returns;
- a third of the revenue came from businesses which were wholly owned and therefore subject to the same kind of financial and other disciplines as any large company; and
- notably, nearly 50 per cent came from investments in CHEP and Cleanaway. Because they were principally joint ventures, these two businesses operated without many of the disciplines that the transparency of a public company structure provides.

Along with this, and very importantly, the debt of the joint ventures was off balance sheet.

When capital disciplines are not robust, the result is often that the culture in a company becomes focused solely on growth, rather than profitable growth that creates sustainable value for shareholders.

Creating long term value for shareholders depends not simply on making a profit, but on generating returns above the cost of capital.

As almost a quarter of the businesses were to be sold and nearly 50 per cent were joint ventures, it meant that, at the time of the DLC, Brambles' existing people, operating systems and processes were only geared to deal with less than 30 per cent of the businesses that would constitute the new group.

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The extent of change for Brambles, following the creation of the DLC and assuming full ownership of the joint ventures, cannot be overstated.

It meant a radical change in the way Brambles was going to be managed and, more importantly, CHEP and Cleanaway had to be changed from a joint venture to a wholly owned structure.

At the time of the DLC, the revenue picture looked like this.

So the immediate priorities were to:

- change from a culture of growth at any cost to one of profitable, sustainable growth,
- sell the non-core businesses,
- put in place appropriate operating systems and controls, particularly strong corporate governance, and
- enhance the economic viability of the CHEP business model.

Since we started the restructuring program, we have:

- maintained the strong revenue growth,
- sold off more than £500 million of non-core or under-performing businesses, and
- changed the culture of growth for growth's sake by the introduction of Brambles Value Added. This initiative was introduced into the business by David Turner.

Put simply, Brambles Value Added aims to ensure our people think and act like shareholders.

It ensures that they have to produce a return that at least covers the cost of capital.

In Brambles today, cutting excess capital is just as important as cutting costs.

As a result, there has been significant cash flow improvement and substantial reduction in capital expenditure. Capital expenditure has been cut by £265 million over the last two years.

As you would understand from what I've just said, it is absolutely essential that we remain focussed on the turn around program. Stability of management and strategy is critical.

That is why the Board decided to appoint David Turner as Chief Executive Officer.

David Turner officially assumes the role of CEO today. I know David is committed to the need to generate the kinds of consistent, sustainable returns you have the right to expect.

In the next few months, David will be setting out for shareholders some objectives and milestones against which Brambles' progress can be judged.

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TRADING UPDATE

At this point, let me talk about the outlook for the year ahead.

Brambles is confirming its outlook statement for the group which we issued on 2 September, and which said:

"In summary, although trading for the first half in constant currency will be weaker than last year, we expect a better performance in the second half, leading to improved cash flow and good progress for the year as a whole."

In terms of trading for the first three months of this year, CHEP USA is incurring significant short term costs, which should be eliminated by the end of the current half.

These are principally related to the reduction of excess pallet inventory which arose following the implementation of the new service centre network.

The first major reduction in this inventory was achieved in September. It is continuing in October and should be completed by the end of December 2003.

As a consequence, and as explained in our annual results announcement, CHEP Americas' profits in the first half of the current year will be lower than those of the second half of last year. They should, however, rebound in the second half of this year, driven by lower costs and continuing revenue growth, which is currently running at 10%.

In CHEP Europe, revenue is growing by approximately 8% although this has been boosted to some extent by the hot summer in Europe and the resulting increased demand for soft drinks. Profits in Europe are on track and the pan European reorganisation is also on track. To date, the net reduction in headcount in CHEP Europe is 170, with 350 targeted for June 2004.

CHEP in the rest of the world is continuing to perform strongly.

Cleanaway in the UK is facing a difficult market, particularly in technical waste where the early months of the current year have been impacted by lower volumes notably from the chemical and pharmaceutical industries. There is now evidence of some pick up in these volumes. In Germany, Cleanaway is trading to plan, although at a lower level than last year. The outcome of the DSD re-tendering is uncertain and the process is continuing.

Both Recall and Brambles Industrial Services are performing satisfactorily.

Before I ask David to talk to you, I would like to thank on your behalf the 30,000 people who make up the Brambles team in over 50 countries around the world. They continue to make an outstanding contribution in very difficult times. Their loyalty and dedication is very much appreciated.

I would also like to pay tribute to my Board colleagues who have demonstrated extraordinary commitment and professionalism in addressing the difficult issues which we have had to confront as we work towards re-establishing value for shareholders.

File no. 82-5205

At this point, let me now introduce your new Chief Executive Officer, David Turner, to give you some insights into where he sees the business heading.

DAVID TURNER – CHIEF EXECUTIVE OFFICER'S PRESENTATION

Thank you, Chairman, and good morning, ladies and gentlemen.

I am delighted to be the CEO of Brambles. The job will be a challenge, but I am totally committed to turning this group around and creating shareholder value.

Our focus is on the future – but we cannot look forward without acknowledging and learning from the hard lessons of the last two years.

CHEP

Much of the negative comment and disappointment has related to CHEP.

Many of you will therefore be wondering what happened in CHEP and I want to spend a few minutes talking about it.

One of the issues we had to face was the profitability of CHEP on the one hand and its negative cash flows on the other.

This is best illustrated by looking at the extraordinary growth in revenues in CHEP Americas and CHEP Europe between the period 1998 through to 2001. In the Americas the compound annual revenue growth rate was 33% and in Europe it was 10%.

In any business, this is a very fast rate of growth and it carried with it high capital expenditure.

The negative cash flow that was therefore associated with this fast growth was not sustainable and needed to be changed. So, also, did the operational base on which these businesses were managed, and two major reorganisations were embarked upon.

The first major reorganisation was in the US where CHEP has reduced some 230 service centres down to about 75 locations.

With the new service centre network, there has been a major change in the way CHEP operates: distributors now return pallets rather than CHEP collecting them; unit transport costs have dropped; and pallet delivery costs have also fallen.

This change has not been without its difficulties. There have been inefficiencies in execution and costs have risen, albeit some of a temporary nature in 2003. The goal, however, is to have a model which will result in lower costs and will be more suited to underpin the future growth of the business, while improving pallet quality for our customers.

The introduction of a surcharge for non-participating distributors, otherwise known as channel pricing, was also an important change, as was the greater control of pallets moving through this circuit. Channel pricing has been fully implemented and now less than 4% of all issues are going into the non-participating distributor circuit, compared with over 5% a year

File no 82-5205

ago. Returns of pallets from this channel have also improved and are now more than 80%, compared with 55% a year ago.

Finally, in terms of people and skills, there has been, and will continue to be, an upgrade of talent in CHEP USA as the business changes and the reorganisation moves towards completion. CHEP is still incurring costs associated with the final execution of this project, although we expect these to tail off towards the end of this current half year.

In CHEP Europe, the reorganisation announced in November last year at an expected total cost of £85 million is on track, with £50 million charged so far and cash expenditure of £26 million.

In the restructuring of the CHEP Europe organisation, the objectives have been, first, to create a pan-European management structure, second, to enhance the quality of the management 'bench strength', and third, to save costs through closing numerous country-based administration systems and re-focussing on two: one in the UK and the other in Spain. This will reduce net headcount by at least 350, a target we expect to achieve by mid next year.

A further objective is to optimise service centre operations through adding capability to existing service centres. Finally, as in the US, pricing is being introduced to reflect the higher cost of collecting pallets from the numerous small distribution points. It is essential that CHEP's pricing relates closely to its cost to serve a particular customer.

Initiatives to improve asset productivity are also underway, with intensified audits both of customers and distributors. More than 60% of this special audit program has been completed.

All this has been extensively discussed in the public arena. This whole reorganisation is complex and clearly carries with it some risk in execution. We are only one year into the process but the pay-off will be significant.

The fundamentals of the CHEP business model are sound as demonstrated by the strong performance in Latin America, Australia, Canada and South Africa. When the reorganisation programmes in Europe and the US are completed, we are confident that strong profit growth will be restored in CHEP Europe and CHEP USA, albeit at a less dramatic rate of revenue growth than in the late 1990s.

The creation of the dual-listed companies structure in 2001 established a situation in which specific issues within the CHEP business were identified, with subsequent corrective action put in place.

The CHEP team is working extremely hard and the programmes are on track. We are 12 months into our 30 month plan in Europe and, while complex, both the timeframe and costs flagged to you remain appropriate.

2003 FINANCIAL RESULTS

Briefly recapping our final results for 2003 – which were released in September and which you have received in your annual reports – there was a significant improvement in operating

File no 82-5205

cash flow after capital expenditure. It was £112m higher at £228m for the year. The 18% reduction in group capex supported this strong result.

As the Chairman said, revenue from continuing businesses was up 6%.

CHEP revenue was up 10% although profit was down by 11% as anticipated, with capex 15% lower.

Cleanaway performed well. It generated excellent cash flow in a difficult market.

Recall grew both sales and profits by 17% and 30% respectively.

Brambles Industrial Services was strong in Australia and made good progress elsewhere.

In the last year, capital expenditure for continuing businesses again reduced, principally in CHEP but also in other businesses as a tighter capex regime became the norm. For CHEP, the implication is that the efficiency of the pallet pool is beginning to improve.

Within the Group, the tension which we always have to balance, is one of balancing prudent capital expenditure while ensuring our businesses have sufficient capital to prosper. We are careful to ensure that we achieve that balance.

In part as a consequence of tighter capital expenditure there has been a gradual improvement in cash flows.

Cash flow after capital expenditure has improved from £5 million in 2001 to £116 million in 2002 and was £228 million in the year to June 2003. Generating further cash will be an ongoing objective of the Brambles group as we look into 2004 and beyond.

Cleanaway's performance was solid. In Europe, Cleanaway had a good year in a most difficult economic environment when many of its competitors were performing poorly. Cleanaway performed well in Australia.

In terms of segments, there was strong growth in municipal waste in both the UK and Australia, though the full year results from Cleanaway for 2003 were adversely affected by the impact of legislation in the UK and Germany.

In Germany, this is the year of the re-tendering of the national packaging recycling scheme, the DSD system.

Our position on this is well known: due to the three year contract periods, we took a decision that it was not in our shareholders' interest to significantly increase the level of contracts sought.

There remains some continued uncertainty relating to the retendering of the DSD contracts, and we still expect there to be a contraction in Cleanaway's margins following the changes the process will bring. There are also pressures due to reduced technical waste in the UK. Overall, however, Cleanaway is well positioned for future development although, in the short term, there will be pressure on profits.

FILE NO 82-5205

Recall did very well indeed with both strong revenue and profit growth, particularly in the second half of the year. It is also beginning to derive tangible benefits from its global quality programme, known as Perfect Order, which focuses on positioning Recall as a quality service supplier for our customers and also on delivering internal productivity benefits.

Recall continues to have underlying organic growth of around 8%. This was underpinned by the second half performance and bodes well for the future development of this business.

In our other businesses, Brambles Industrial Services performed soundly with an excellent cash flow and the Regional Businesses, which are a very small part of Brambles, had a tough time.

STRATEGY

We have a comprehensive strategy in place which has been endorsed by the Board as the right way in which to return Brambles to sustainable, profitable growth. This strategy is to generate shareholder wealth through achieving three key goals: first, sustainable cash flow; second, profitable growth; and third, the efficient use of capital which you will appreciate is tied in to profitable growth.

The means to do this is by taking a disciplined approach to growing our businesses.

We strive to maximise organic growth in CHEP, to continue to pursue organic growth and selected acquisition in Recall and Cleanaway, and to ensure the continuing robustness of Brambles Industrial Services.

Importantly, the introduction of Brambles Value Added – which we know as BVA – is helping to change the culture within the business. Businesses and short term rewards are measured on the basis of improvement in value added, after charging an appropriate cost of capital. This process was introduced in 2002, has now been running for over a year and is beginning to show results.

In each of our business units, quality programmes are underway and they are strategically critical.

Each of CHEP, Recall and Cleanaway now has universal quality improvement programs to transfer best practice globally to develop robust business models to underpin future growth. Brambles Industrial Services is currently implementing such a program in Australia. These programs are focused on achieving measurable improvements in two specific areas – service quality and internal productivity – and each program engages our employees directly in this process.

With our people we must continue to upgrade the talent pool – both by raising the bar when we recruit as well as providing development opportunities for the people who are already part of our team.

In the year ahead, our energy will be channelled into a number of key priorities.

In CHEP, we have a strong global business with good market positions. We have a complex European reorganisation now underway and on track with another 18 months to go. CHEP USA is progressing with operational and cost control being focal points. In particular, in the

File No 82-5205

current half CHEP USA is incurring significant cost associated with eliminating a pallet inventory overhang from last year. We will continue to implement these programmes to return this business to profitable and sustainable growth.

Cleanaway has traded well in a difficult economic environment with a major retendering of DSD contracts in Germany underway. Our objective is to maintain a good return on invested capital.

We will continue to grow Recall through sensible investments and selective acquisition. Recall is growing extremely well and looks set to continue to do so, albeit not at the exceptional margins of the last year.

For Brambles Industrial Services, we intend to maintain the steady progress the company achieved this year.

Finally, we will continue to improve the effective application of capital and improve cashflow generation.

Again, our focus is on creating value in Brambles through sustainable cash flow, profitable growth and the efficient use of capital. The efficiency of the pallet pool is improving. We have introduced capital expenditure disciplines across the group, working capital is reducing and cash flow is improving. The ongoing change in the group cannot be underestimated and we are determined to make it work for the benefit of our shareholders and the businesses themselves.

Thank you, ladies and gentlemen, and now I'd like to hand back to the Chairman.

DON ARGUS - Chairman's address. Part II

Thanks, David.

Before moving to the formal part of the meeting, I would like to cover two issues.

BOARD SUCCESSION PLANNING

The first is Board succession planning. We are all very conscious of the need to ensure that proper processes are in place to deal with succession issues at Board level and to keep the Board vital.

The Board will be seeking to appoint new members to succeed existing Directors as they retire, ensuring an appropriate balance of skills and experience. To this end, we have engaged an international firm of search consultants to produce candidates for consideration of appointment to the Board. We expect to appoint two new Non-executive Directors to the Board over the next 12 months.

REMUNERATION POLICY

The next issue that I would like to address is our Remuneration Policy, and in particular executive remuneration.

File No. 82-5205

As you will recall, at the last Annual General Meeting we endeavoured to bring the whole issue of executive remuneration closer to shareholders by asking you to approve the Group Remuneration Policy.

Brambles' Remuneration Policy consists of the following principles:

The first is to provide competitive rewards to attract and retain the most talented international executives. It also aims to align rewards with the creation of shareholder value, to place a significant part of rewards "at risk", and to apply demanding performance criteria to "at risk" remuneration.

The policy also ensures equity between executives and limits severance payments on termination to pre-established contractual arrangements.

Our executive remuneration structure consists of three components:

These are:

- base pay,
- other benefits, including pension contributions, and
- incentive arrangements. These are provided under a Short Term Incentive Plan, and a Long Term Incentive Plan.

In Australia, the first two elements may be combined in the form of Total Fixed Remuneration or "TFR", which gives executives some flexibility as to the precise mix of salary and other benefits.

Let me now walk you through an explanation of how we package remuneration.

I will use David Turner's recently announced salary structure as an example.

The reward structure is made up of a base salary plus other benefits such as pension contributions which form David's Total Fixed Remuneration. This represents 47% of his possible remuneration for the year if he were to meet his target level of performance.

The base salary or TFR is set by reference to the scope and nature of his experience, performance, span of control, and comparative market data provided by external consultants.

As I mentioned earlier, Brambles operates a Short Term Incentive Plan and a Long Term Incentive Plan. These are the "at risk" components of his package and represent 53% of his potential remuneration for the year at on-target performance.

At the beginning of every financial year, the Remuneration Committee and the Board set performance hurdles for the Chief Executive.

The performance hurdles are divided into two categories: financial objectives and personal objectives.

FILE NO 82-5205

At the end of the financial year, the Remuneration Committee will assess David's performance against the performance hurdles set, and makes a decision on what incentive payments will be made.

The Short Term Incentive Plan offers the opportunity to receive an annual cash bonus for the achievement of specific, pre-determined performance targets as mentioned earlier.

As indicated on the slide, on-target performance payments will be 55% of TFR. He would only achieve a maximum of 100% of TFR for outstanding performance.

The provision of performance-based Long Term Incentives is an important part of the overall approach to executive remuneration.

There are two awards for an executive to consider.

Under the Executive Share Option Plan, senior executives may be granted annual awards of options to acquire shares in BIL and/or BIP at a future date for an exercise price fixed at the time of the grant.

The Remuneration Committee sets a performance hurdle on the exercise of options under the Options Plan. The performance hurdle which has been applied to all options granted under the Option Plan to date is based on relative Total Shareholder Return against a peer group of companies, consisting of the top 50 Australian companies by market value and the FTSE 100 companies.

The other award that an executive may consider is the Executive Performance Share Plan.

Under this Plan, Executives may be granted a right to acquire shares in BIL and/or BIP at a future date for no payment.

The vesting of awards under the Share Plan is based on compound earnings per share growth of both BIL and BIP over a performance period from the end of the financial year before the date of the award to the third anniversary of that date.

The important thing to remember is that, if an executive does not meet the performance hurdles, the awards in the relevant Plan will not vest.

This slide gives you an indication of how the remuneration structure works in David Turner's case if he meets target performance levels.

Let me also give you the details of Sir CK Chow's exit arrangements.

As you will observe, his options lapsed upon his resignation and he chose to surrender his performance shares and his sign-on award.

Ladies and gentlemen, having outlined what I consider to be the issues about which some shareholders have expressed some interest, let me now go back to Sir David Lees, who will introduce the formal business.

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The slides referred to in this presentation are available on the Brambles website www.brambles.com

For further information, contact:

UK

Investor	Sue Scholes, Head of Investor Relations	+44 (0) 20 7659 6012
Media	Richard Mountain, Financial Dynamics	+44 (0) 20 7269 7291

Australia

Investor	John Hobson, Head of Investor Relations	+61 (0) 2 9256 5222
Media	Jeannette McLoughlin, Group General Manager, Corporate Communications	Mobile +61 (0) 401 990 425

Brambles is globally headquartered in Australia